UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Knight Capital Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

499005 10 6

(CUSIP Number)

Chinh Chu

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Wilson S. Neely, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE CAPITAL PARTNERS VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,532,005*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,532,005*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,532,005*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,419,356 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,333*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,333*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.005%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 24,000 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 282,666 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,532,005*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,532,005*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,532,005*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,419,356 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,532,005*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,532,005*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,532,005*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,419,356 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BCP VI SIDE-BY-SIDE GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,333*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,333*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 306,667 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,607,339*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,607,339*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,339*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,726,023 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,607,339*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,607,339*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,339*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,726,023 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,607,339*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,607,339*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,339*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,726,023 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,607,339*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,607,339*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,339*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,726,023 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,607,339*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,607,339*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,339*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,726,023 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 499005 10 6

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,607,339*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,607,339*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,339*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes shares of Class A Common Stock issuable upon conversion of Series A-1 Cumulative Perpetual Convertible Preferred Stock and excludes 46,726,023 shares of Class A Common Stock attributable to Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock not currently convertible.
†	The calculation of the foregoing percentage is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of Knight Capital Group, Inc. as filed with the Securities and Exchange Commission on August 9, 2012, plus the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Cumulative Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2.	Identity and Background.

(a) – (b) This Schedule 13D is being filed by:

•

(i) Blackstone Capital Partners VI L.P., a Delaware limited partnership, (ii) Blackstone Family Investment Partnership VI ESC L.P., a Delaware limited partnership, and (iii) Blackstone Family Investment Partnership VI L.P., a Delaware limited partnership (collectively, the “Blackstone Funds”), (iv) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (v) BMA VI L.L.C., a Delaware limited liability company, (vi) BCP VI Side-By-Side GP L.L.C., a Delaware limited liability company, (vii) Blackstone Holdings III L.P., a Delaware limited partnership, (viii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (ix) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (x) The Blackstone Group L.P., a Delaware limited partnership, and (xi) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, with the Blackstone Funds, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(c) The principal business of the Blackstone Funds consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Capital Partners VI L.P. The principal business of BMA VI L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates VI L.L.C. The principal business of BCP VI Side-By-Side GP L.L.C. is performing the functions of, and serving as, the general partner of the Blackstone Funds other than Blackstone Capital Partners VI L.P. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member and the owner of a majority in interest of BMA VI L.L.C and performing the functions of, and serving as, the sole member of BCP VI Side-by-Side GP L.L.C. and in similar capacities for other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 6, 2012, pursuant to a privately-negotiated Securities Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, the Blackstone Funds and the other parties thereto, the Blackstone Funds purchased an aggregate of 17,411 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (“Series A-1 Preferred Stock”), of the Issuer and an aggregate of 70,089 shares of Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock, par value $0.01 per share (“Series A-2 Preferred Stock” and, together with Series A-1 Preferred Stock, the “Preferred Stock”), of the Issuer for a cash purchase price of $1,000 per share of Preferred Stock, or approximately $87.5 million in the aggregate.

The Blackstone Funds’ payment of the aggregate purchase price was funded by capital contributions by the Blackstone Funds’ partners.

Item 4.	Purpose of Transaction.

The Blackstone Funds purchased the Preferred Stock under the Purchase Agreement for investment purposes, subject to the following:

The Purchase Agreement provides that within one month from August 6, 2012, the Issuer will appoint a representative designated by Blackstone Capital Partners VI L.P. to the Issuer’s board of directors as long as Blackstone Capital Partners VI L.P. holds at least 25% of the shares of the Preferred Stock that it purchased pursuant to the Purchase Agreement. Following the appointment of Blackstone Capital Partners VI L.P.’s representative on the Issuer’s board of directors, such representative in such capacity may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The description of the Purchase Agreement in Item 3 and this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

The Blackstone Funds are currently in negotiations with respect to a possible sale of an aggregate of between 2,000 shares and 3,000 shares of Preferred Stock. However, the amount, price and other terms of the sale have not been finalized and no assurances can be made as to the final terms upon which any such sale will be consummated, if at all.

The Reporting Persons intend to review on a continuing basis the Blackstone Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or members, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, the Blackstone Funds beneficially own, in the aggregate, 17,411 shares of Series A-1 Preferred Stock (currently convertible in accordance with the terms thereof, as described below, into approximately 11,607,339 shares of Class A Common Stock, subject to certain adjustments) and 70,089 shares of Series A-2 Preferred Stock (which would be, upon the occurrence of certain regulatory approvals, convertible in accordance with the terms thereof, as described below, on a one-for-one basis into Series A-1 Preferred Stock or, into approximately 46,726,023 shares of Class A Common Stock, subject to certain adjustments). The Blackstone Funds are currently deemed to beneficially own the shares of Class A Common Stock into which shares of Series A-1 Preferred Stock are convertible. The Blackstone Funds, however do not currently have the right to acquire the shares of Class A Common Stock into which the shares of Series A-2 Preferred Stock may be convertible and, consequently, such shares of Class A Common Stock are not currently deemed to be beneficially owned for purposes of this Schedule 13D.

Each of the Blackstone Entities (other than the Blackstone Funds) and Mr. Schwarzman may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him.

The preferences, limitations, powers and relative rights of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock are set forth in the Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock of Knight Capital Group, Inc. (the “Certificate of Designations”). The Series A-1 Preferred Stock and Series A-2 Preferred Stock rank on parity with each other, and rank senior to the Class A Common Stock and to any other classes of common and preferred stock, as to dividend and liquidation rights. Dividends on the Series A-1 Preferred Stock and the Series A-2 Preferred Stock accrue daily and are payable on a cumulative basis, as and if declared by the Board, in cash at a rate per annum equal to 2% of (i) the stated value of $1,000 per share and (ii) the amount of any accrued but unpaid dividends in respect of such shares. Declared dividends on the Series A-1 Preferred Stock and the Series A-2 Preferred Stock will be payable quarterly, in arrears, on each January 15, April 15, July 15 and October 15, commencing on October 15, 2012. The Issuer is prohibited from paying any dividend with respect to shares of Class A Common Stock or other junior securities or repurchasing or redeeming any shares of Class A Common Stock or other junior securities in any quarter unless full dividends are paid on the Series A-1 Preferred Stock and the Series A-2 Preferred Stock in such quarter. The Series A-1 Preferred Stock and the Series A-2 Preferred Stock participate in any dividends paid on the Class A Common Stock or other junior securities on an as-converted basis. In the event of a liquidation or dissolution of the Issuer, each Series A-1 Preferred Stock and Series A-2 Preferred Stock will be entitled to a liquidation distribution of (i) the stated value of $1,000 per share, subject to customary anti-dilution adjustments, and (ii) the amount of any accrued but unpaid dividends in respect of such shares.

Holders of Series A-1 Preferred Stock are entitled to vote with holders of Class A Common Stock, on an as-converted basis (subject to the limitation on conversion of Series A-1 Preferred Stock described below), on all matters submitted to a vote of the Issuer’s stockholders, subject to applicable law and rules of the New York Stock Exchange (the “Exchange”). In addition, except as would result in the violation of Exchange rules, the consent of a majority of the Series A-1 Preferred Stock is required with respect to matters specified in the Certificate of Designations. The Series A-2 Preferred Stock does not have voting rights.

The outstanding Series A-1 Preferred Stock and, subject to the occurrence of certain regulatory approvals, the Series A-2 Preferred Stock will mandatorily convert into Class A Common Stock on the third trading day following the date on which the closing price of the Class A Common Stock exceeds 200% of the then-applicable Conversion Price (as defined below) for 60 consecutive trading days, provided that the Issuer has filed a registration statement with the Securities and Exchange Commission covering the resale of the Class A Common Stock issuable upon such conversion and such registration statement has been declared effective. Each share of Series A-1 Preferred Stock is, and, following the occurrence of certain regulatory approvals, each share of Series A-2 Preferred Stock will be, convertible into 666.667 shares of Class A Common Stock (the “Conversion Rate”), subject to customary anti-dilution adjustments and a cap to ensure compliance with the requirements of the Exchange. The Conversion Rate also will be adjusted upon the occurrence of certain merger or acquisition transactions and fundamental changes. The “Conversion Price” is equal to $1,000 divided by the Conversion Rate in effect at such time, for an initial Conversion Price of $1.50 per share of Class A Common Stock.

Following the date on which all Series A-1 Preferred Stock and Series A-2 Preferred Stock may be converted without violating the requirements of the Exchange, each share of Series A-2 Preferred Stock will be convertible at the option of the holder into a share of Series A-1 Preferred Stock, provided that the holder of such Series A-2 Preferred Stock delivers to the Issuer a certification that all required regulatory approvals have been obtained (and any applicable waiting periods have expired) for such conversion. Upon the conversion, the former Series A-2 Preferred Stock will have the preferences and rights of the Series A-1 Preferred Stock.

Neither the shares of Series A-1 Preferred Stock nor the shares of Series A-2 Preferred Stock are redeemable by the Issuer or by the holders other than in connection with certain fundamental corporate changes set forth in the Certificate of Designations. The Series A-1 Preferred Stock and the Series A-2 Preferred Stock are subject to customary anti-dilution adjustment as set forth in the Certificate of Designations.

This description of the Preferred Stock is not intended to be complete and is qualified in its entirety by the Certificate of Designations, which is filed as an exhibit hereto and is incorporated by reference herein.

The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

The calculation of the percentage of shares of Class A Common Stock beneficially owned by each Reporting Person is based on 97,814,427 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 of the Issuer as filed with the Securities and Exchange Commission on August 9, 2012, plus, in each case, the shares of Class A Common Stock issuable upon the conversion of the Series A-1 Preferred Stock beneficially owned by the applicable Reporting Person.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Blackstone Funds identified as directly holding shares of Series A-1 Preferred Stock that are convertible into the shares of Class A Common Stock reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The responses to Item 3, 4 and 6 of this Schedule 13D and the documents included as Exhibits 2 and 3 hereto are incorporated herein by reference.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Class A Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under the Registration Rights Agreement (the “Registration Rights Agreement”), dated August 6, 2012, by and among the Issuer and Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., and certain other parties thereto, pursuant to which, among other things, the Issuer agreed to file with the Securities and Exchange Commission a registration statement covering resales by the Blackstone Funds and other investors and certain of their respective transferees of the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Class A Common Stock into which the Series A-1 Preferred Stock and the Series A-2 Preferred Stock may be converted pursuant to the Certificate of Designations. The Registration Rights Agreement also provides the Blackstone Funds and other investors and certain of their respective transferees with certain customary demand registration rights and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

The responses to Item 3, 4 and 5 of this Schedule 13D and the documents included as Exhibits 2 and 4 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement dated August 16, 2012 among the Reporting Persons (filed herewith).

2.	Securities Purchase Agreement, dated August 6, 2012, by and among the Issuer and Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC, TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on August 6, 2012).

3.	Registration Rights Agreement, dated August 6, 2012, by and among the Issuer and Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC, TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed on August 6, 2012).

4.	Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock of Knight Capital Group, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on August 6, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2012

BLACKSTONE CAPITAL PARTNERS VI L.P.
By: Blackstone Management Associates VI, L.L.C., its general partner
By: BMA VI, L.L.C., its managing member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.
By: BCP VI Side-by-Side GP, L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI ESC L.P.
By: BCP VI Side-by-Side GP, L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By: BMA VI, L.L.C., its managing member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement dated August 16, 2012 among the Reporting Persons (filed herewith).

2.	Securities Purchase Agreement, dated August 6, 2012, by and among the Issuer and Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC, TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on August 6, 2012).

3.	Registration Rights Agreement, dated August 6, 2012, by and among the Issuer and Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI ESC L.P., Blackstone Family Investment Partnership VI L.P., GETCO Strategic Investments, LLC, TD Ameritrade Holding Corporation, Stephens Investments Holdings LLC and Stifel Financial Corp. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed on August 6, 2012).

4.	Certificate of Designations of Preferences and Rights of the Series A-1 Cumulative Perpetual Convertible Preferred Stock and Series A-2 Non-Voting Cumulative Perpetual Convertible Preferred Stock of Knight Capital Group, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on August 6, 2012).